SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 53)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  May 8, 2007
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power      0***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,091,840**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person 3,091,840**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
       -------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)   9.46 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.
** Includes shares owned by National Amusements, Inc. and shares owned by the Sumner M. Redstone Charitable Foundation.
*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986)
       -------------------------------------------------------------------------
       I.R.S. No.  22-2761621
       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)  N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power               0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power             0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power           0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power         0
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person       0
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
       -------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)   0 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   OO
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
         -----------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,091,840
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person   3,091,840
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    9.46%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 53 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:


Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power, of 3,091,840 Common Shares, or approximately 9.46%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of December 31,
	       2006).

          (b) As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner with no voting power of 3,091,840 Common Shares of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of December
	       31, 2006)

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.

	  (c) Transactions effected since the filing of Amendment No.52 to this Statement on Schedule 13D with the SEC on December 7, 2005. (The transactions were executed by Bear Stearns, New York, N.Y.):

	       The following sales were made by the Sumner M. Redstone Charitable Foundation u/t/d August 26, 1986.)

             DATE              NO. SHARES		PRICE

          05/04/07		2,700			42.53
	  05/04/07		1,100			42.54
	  05/04/07		1,400			42.56
	  05/04/07		600			42.60
	  05/04/07		200			42.61
	  05/04/07		3,900			42.62
	  05/04/07		100			42.65
	  05/04/07		100			42.66
	  05/04/07		500			42.67
	  05/04/07		300			42.69
	  05/04/07		100			42.70
	  05/04/07		1,000			42.71
	  05/04/07		900			42.73
	  05/04/07		100			42.74
	  05/04/07		3,600			42.75
	  05/04/07		4,700			42.76
	  05/04/07		100			42.77
	  05/04/07		200			42.78
	  05/04/07		800			42.79
	  05/04/07		400			42.80
	  05/04/07		2,000			42.82
	  05/04/07		600			42.83
	  05/04/07		2,800			42.84
	  05/04/07		1,500			42.85
	  05/04/07		5,095			42.86
	  05/04/07		1,900			42.87
	  05/04/07		1,700			42.88
	  05/04/07		16,100			42.89
	  05/04/07		6,800			42.90
	  05/04/07		4,600			42.91
	  05/04/07		2,000			42.92
	  05/04/07		1,900			42.93
	  05/04/07		3,000			42.94
	  05/04/07		6,000			42.95
	  05/04/07		700			42.96
	  05/04/07		1,600			42.97
	  05/04/07		4,800			42.98
	  05/04/07		2,700			42.99
	  05/04/07		19,200			43.00
	  05/04/07		905			43.01
	  05/04/07		1,000			43.02
	  05/04/07		2,400			43.03
	  05/04/07		100			43.05
	  05/04/07		100			43.06
	  05/04/07		100			43.07
	  05/04/07		3,000			43.08
	  05/04/07		300			43.13
	  05/04/07		4,000			43.14
	  05/04/07		1,500			43.15
	  05/04/07		1,300			43.23
	  05/04/07		2,000			43.24
	  05/04/07		1,000			43.27
	  05/04/07		200			43.28
	  05/04/07		500			43.29
	  05/04/07		300			43.32
	  05/04/07		2,900			43.33
	  05/04/07		200			43.34
	  05/04/07		2,000			43.35
	  05/04/07		2,250			43.36
	  05/04/07		1,100			43.37
	  05/04/07		1,000			43.38
	  05/04/07		500			43.39
	  05/04/07		2,800			43.40
	  05/04/07		3,150			43.41
	  05/04/07		1,600			43.42
	  05/04/07		1,500			43.43
	  05/04/07		1,700			43.44
	  05/04/07		900			43.46
	  05/04/07		100			43.48
	  05/04/07		200			43.49
	  05/04/07		100			43.52
	  05/04/07		100			43.54
	  05/04/07		1,400			43.55
	  05/07/07		200			41.84
	  05/07/07		700			41.85
	  05/07/07		800			41.86
	  05/07/07		1,600			41.87
	  05/07/07		900			41.88
	  05/07/07		600			41.89
	  05/07/07		900			41.90
	  05/07/07		1,400			41.91
	  05/07/07		1,100			41.93
	  05/07/07		2,400			41.94
	  05/07/07		5,900			41.95
	  05/07/07		4,500			41.96
	  05/07/07		9,600			41.97
	  05/07/07		9,700			41.98
	  05/07/07		6,900			41.99
	  05/07/07		29,400			42.00
	  05/07/07		13,200			42.01
	  05/07/07		6,800			42.02
	  05/07/07		8,000			42.03
	  05/07/07		5,700			42.04
	  05/07/07		4,100			42.05
	  05/07/07		4,000			42.06
	  05/07/07		100			42.07
	  05/07/07		4,900			42.08
	  05/07/07		1,500			42.09
	  05/07/07		1,500			42.10
	  05/07/07		600			42.11
	  05/07/07		900			42.12
	  05/07/07		1,700			42.13
	  05/07/07		1,700			42.14
	  05/07/07		1,600			42.15
	  05/07/07		2,100			42.16
	  05/07/07		500			42.17
	  05/07/07		2,100			42.20
	  05/07/07		800			42.21
	  05/07/07		600			42.22
	  05/07/07		200			42.23
	  05/07/07		200			42.27
	  05/07/07		400			42.28
	  05/07/07		200			42.31
	  05/07/07		900			42.32
	  05/07/07		500			42.33
	  05/07/07		500			42.34
	  05/07/07		1,300			42.35
	  05/07/07		1,500			42.36
	  05/07/07		900			42.37
	  05/07/07		1,300			42.38
	  05/07/07		3,200			42.39
	  05/07/07		1,000			42.40
	  05/07/07		100			42.41
	  05/07/07		1,000			42.44
	  05/07/07		1,300			42.45
	  05/07/07		1,000			42.46
	  05/07/07		100			42.47
	  05/07/07		1,100			42.51
	  05/07/07		400			42.52
	  05/07/07		900			42.57
	  05/07/07		700			42.58
	  05/07/07		600			42.59
	  05/07/07		500			42.60
	  05/07/07		400			42.64
	  05/07/07		600			42.65
	  05/07/07		400			42.70
	  05/07/07		300			42.74
	  05/07/07		100			42.75
	  05/07/07		1,000			42.79
	  05/07/07		1,300			42.80
	  05/07/07		900			42.82
	  05/07/07		2,100			42.83
	  05/07/07		400			42.84
	  05/07/07		900			42.85
	  05/07/07		400			42.87
	  05/07/07		400			42.88
	  05/07/07		600			42.89
	  05/07/07		1,100			42.93
	  05/07/07		300			42.94
	  05/08/07		500			42.54
	  05/08/07		300			42.55
	  05/08/07		100			42.56
	  05/08/07		200			42.58
	  05/08/07		500			42.59
	  05/08/07		200			42.61
	  05/08/07		300			42.62
	  05/08/07		100			42.64
	  05/08/07		600			42.65
	  05/08/07		700			42.66
	  05/08/07		100			42.67
	  05/08/07		1,100			42.68
	  05/08/07		500			42.69
	  05/08/07		600			42.70
	  05/08/07		400			42.71
	  05/08/07		400			42.72
	  05/08/07		100			42.76
	  05/08/07		200			42.78
	  05/08/07		100			42.80
	  05/08/07		100			42.81
	  05/08/07		200			42.83
	  05/08/07		100			42.84
	  05/08/07		200			42.85
	  05/08/07		100			42.86
	  05/08/07		3,100			42.87
	  05/08/07		1,600			42.88
	  05/08/07		2,200			42.89
	  05/08/07		6,400			42.90
	  05/08/07		2,700			42.91
	  05/08/07		2,100			42.92
	  05/08/07		1,100			42.93
	  05/08/07		1,200			42.94
	  05/08/07		4,300			42.95
	  05/08/07		1,700			42.96
	  05/08/07		800			42.97
	  05/08/07		2,500			42.98
	  05/08/07		1,200			42.99
	  05/08/07		2,700			43.00
	  05/08/07		1,000			43.01
	  05/08/07		300			43.02
	  05/08/07		100			43.03
	  05/08/07		300			43.04
	  05/08/07		1,900			43.05
	  05/08/07		1,000			43.06
	  05/08/07		500			43.07
	  05/08/07		700			43.08
	  05/08/07		900			43.09
	  05/08/07		1,000			43.10
	  05/08/07		1,200			43.11
	  05/08/07		2,000			43.12
	  05/08/07		2,860			43.13
	  05/08/07		1,900			43.14
	  05/08/07		700			43.15
	  05/08/07		500			43.16
	  05/08/07		1,100			43.17
	  05/08/07		300			43.18
	  05/08/07		200			43.19
	  05/08/07		100			43.21
	  05/08/07		800			43.22
	  05/08/07		200			43.23
	  05/08/07		700			43.24
	  05/08/07		700			43.25
	  05/08/07		300			43.26
	  05/08/07		100			43.27
	  05/08/07		200			43.28
	  05/08/07		200			43.31
  	  05/08/07		200			43.36
	  05/08/07		100			43.39
	  05/08/07		3,800			43.40
	  05/08/07		1,000			43.41
	  05/08/07		200			43.42
	  05/08/07		1,100			43.45
	  05/08/07		1,300			43.47
	  05/08/07		200			43.48
	  05/08/07		800			43.49
	  05/08/07		300			43.54



Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement among Mr. Sumner M. Redstone, National Amusements, Inc. and the Sumner M. Redstone Foundation is attached hereto as Exhibit 1.


                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     May 15, 2007                         /s/ Sumner M. Redstone
                                          ------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                           National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer


				      Sumner M. Redstone Charitable Foundation

					   By  /s/  Sumner M. Redstone
					       ------------------------------
						Name:    Sumner M.Redstone
					        Title:   Trustee

				EXHIBIT 1
				---------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 6th day of April, 2007.

                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer


			    By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually


			    SUMNER M. REDSTONE CHARITABLE FOUNDATION

			     By:  /s/ Sumner M. Redstone
				 ------------------------

			       Name:  Sumner M.Redstone
			       Title: Trustee